Exhibit 99.1

SU GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2025

AND FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2025

SU GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Assets
Current assets
Cash and cash equivalents	52,338,132	40,923,581	5,260,979
Trade receivables, net	21,851,480	24,852,732	3,194,972
Inventories	47,613,381	29,912,977	3,845,498
Prepaid expenses and other current assets	5,013,876	2,532,942	325,628
Contract assets, net	6,443,947	18,038,502	2,318,961
Prepaid income tax	2,066,219	1,052,841	135,349
Total current assets	135,327,035	117,313,575	15,081,387

Non-current assets
Property and equipment, net	8,886,235	6,966,653	895,606
Intangible assets, net	268,500	231,300	29,735
Goodwill	1,271,160	1,271,160	163,415
Prepaid expenses and other non-current assets	4,462,823	2,945,680	378,685
Operating lease right-of-use assets, net	5,496,985	4,543,234	584,061
Investment in key management insurance policy	1,157,520	1,299,900	167,110
Deferred tax assets	207,702	211,753	27,222
Total non-current assets	21,750,925	17,469,680	2,245,834
TOTAL ASSETS	157,077,960	134,783,255	17,327,221

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	8,625,685	7,686,509	988,148
Notes payables	2,355,023	631,973	81,244
Other payables	3,499,507	1,436,983	184,733
Accrued payroll and welfare	9,040,942	8,421,744	1,082,667
Operating lease liabilities – current	1,935,187	1,580,205	203,145
Contract liabilities	27,801,257	15,020,377	1,930,962
Total current liabilities	53,257,601	34,777,791	4,470,899

Non-current liabilities
Operating lease liabilities – non-current	3,004,974	2,380,571	306,037
Other payables – non-current	1,340,016	1,362,306	175,133
Deferred tax liabilities	431,717	—	—
Other liabilities	1,321,956	643,000	82,662
Total non-current liabilities	6,098,663	4,385,877	563,832
Total liabilities	59,356,264	39,163,668	5,034,731

Commitments and contingencies

Shareholders’ Equity
Ordinary shares (par value of HK$0.01 per share; 750,000,000 ordinary shares authorized and 13,647,500 and 13,847,500 ordinary shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively.)	136,475	138,475	17,802
Shares subscription receivables	(90)	—	—
Additional paid-in capital	46,260,499	48,683,768	6,258,600
Retained earnings	51,324,812	46,797,344	6,016,088
Total SU Group Holdings Limited shareholders’ equity and total shareholders’ equity	97,721,696	95,619,587	12,292,490
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	157,077,960	134,783,255	17,327,221

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SU GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the Six Months Ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenues	91,845,615	107,912,380	13,872,804
Cost of revenues	(65,231,088)	(85,953,617)	(11,049,869)
Gross profit	26,614,527	21,958,763	2,822,935

Operating expenses
Selling, general and administrative expenses	(15,598,351)	(24,921,087)	(3,203,760)
Losses on disposal of property and equipment	(636,289)	(1,772,107)	(227,815)

Income (loss) from operations	10,379,887	(4,734,431)	(608,640)

Other income (expenses)
Other income	771,005	715,730	92,012
Finance expenses	(50,854)	(149,000)	(19,155)
Total other income, net	720,151	566,730	72,857

Income (loss) before income tax expenses	11,100,038	(4,167,701)	(535,783)
Income tax expenses	(976,169)	(359,767)	(46,250)
Net income (loss) attributable to SU Group Holdings Limited’s ordinary shareholders	10,123,869	(4,527,468)	(582,033)

Net income (loss) per share
Basic and diluted	0.81	(0.33)	(0.04)
Weighted average number of shares
Basic and diluted	12,464,481	13,770,577	13,770,577

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SU GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’
	Share	Amount	receivables	capital	earnings	equity
		HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2024	13,647,500	136,475	(90)	46,260,499	51,324,812	97,721,696
Net loss	—	—	—	—	(4,527,468)	(4,527,468)
Receipt of subscription receivables	—	—	90	—	—	90
Share-based compensation	200,000	2,000	—	2,423,269	—	2,425,269
Balance as of March 31, 2025	13,847,500	138,475	—	48,683,768	46,797,344	95,619,587
Balance as of March 31, 2025 (US$)		17,802	—	6,258,600	6,016,088	12,292,490

	Ordinary shares		Shares subscription	Additional paid-in	Retained	Total SU Group Holdings Limited shareholders’
	Share	Amount	receivables	capital	earnings	equity
		HK$	HK$	HK$	HK$	HK$
Balance as of September 30, 2023	12,000,000	120,000	(119,990)	14,642,029	41,782,502	56,424,541
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	(1,111,178)	(1,111,178)
Balance as of October 1, 2023	12,000,000	120,000	(119,990)	14,642,029	40,671,324	55,313,363
Net income	—	—	—	—	10,123,869	10,123,869
Capital injection from shareholder	—	—	119,900	762,688	—	882,588
Initial public offering, net	1,250,000	12,500	—	24,286,697	—	24,299,197
Balance as of March 31, 2024	13,250,000	132,500	(90)	39,691,414	50,795,193	90,619,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SU GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities:
Net income (loss)	10,123,869	(4,527,468)	(582,033)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of investment in key management insurance policy	—	(142,380)	(18,304)
Depreciation of property and equipment	869,104	905,575	116,417
Amortization of intangible assets	42,500	37,200	4,782
Amortization of operating lease right-of-use assets	440,254	953,751	122,611
Amortization of service fee	—	5,203,673	668,964
Provision for credit loss	347,000	203,000	26,097
Write-down for inventories	—	50,000	6,428
Deferred tax	(346,058)	(435,768)	(56,021)
Losses on disposal of property and equipment	636,289	1,772,107	227,815
Share-based compensation	—	2,425,269	311,783
Foreign exchange losses - unrealized	96,492	35,499	4,564
Changes in operating assets and liabilities
Inventories	(4,058,366)	17,650,404	2,269,069
Trade receivables	4,246,864	(3,314,240)	(426,066)
Prepaid expenses and other assets	(3,687,198)	(1,205,596)	(154,987)
Contract assets	(4,397,107)	(11,484,555)	(1,476,411)
Trade and notes payables	(10,229,186)	(2,668,298)	(343,026)
Other payables, accrued payroll and welfare	(482,856)	(2,659,432)	(341,886)
Contract liabilities	14,821,793	(12,780,880)	(1,643,061)
Operating lease liabilities	(429,154)	(979,385)	(125,906)
Other liabilities	183,136	(678,956)	(87,284)
Prepaid income tax	(1,965,065)	1,013,378	130,276
Net cash provided by (used in) operating activities	6,212,311	(10,627,102)	(1,366,179)

Cash flows from investing activities:
Purchases of property and equipment	(663,000)	(1,008,100)	(129,597)
Proceeds from disposal of property and equipment	—	250,000	32,139
Net cash used in investing activities	(663,000)	(758,100)	(97,458)

Cash flows from financing activities:
Proceeds from capital contribution	882,588	90	12
Net proceeds from initial public offering	24,299,503	—	—
Payments to related parties	(6,984)	—	—
Repayments by related parties	6,984	—	—
Net cash provided by financing activities	25,182,091	90	12

Effect of exchange rate changes	89,535	(29,439)	(3,787)

Net (decrease) increase in cash and cash equivalents	30,820,937	(11,414,551)	(1,467,412)

Cash and cash equivalents at beginning of the year	16,400,123	52,338,132	6,728,391
Cash and cash equivalents at end of the year	47,221,060	40,923,581	5,260,979

Supplemental disclosure of cash flow information:
Interest expense paid	8,109	5,384	692
Income tax paid/(refunded)	3,287,292	(217,843)	(28,005)

Supplemental disclosure of non-cash investing and financing information:
Operating lease right-of-use assets obtained in exchange for operating lease obligations	1,803,513	—	—
Extinguishment of operating lease right-of-use assets and operating lease liabilities due to termination of lease	35,709	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SU GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

SU Group Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of security-related engineering services, and security guarding and screening services in Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China.

The Company was incorporated under the law of Cayman Islands as an exempted company with limited liability on March 11, 2021. The registered office of the Company is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

SU Group Investment Limited (“SU Investment”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on November 21, 2019. It is an investment holding company with no operations.

Shine Union Limited (“Shine Union”), which was incorporated on January 2, 1998 in Hong Kong, has been 100% owned by SU Investment since December 11, 2019. It is engaged in providing security-related engineering services.

Fortune Jet Management & Training Co. Limited (“Fortune Jet”), which was incorporated on February 13, 2015 in Hong Kong, has been 90% owned by SU Investment since December 9, 2019. It is engaged in providing security guarding and screening services.

On March 1, 2023, the non-controlling shareholder of Fortune Jet transferred its 10.0% equity interest in Fortune Jet to SU Investment at a consideration of HK$1,000. After the transfer, Fortune Jet is 100% owned by SU Investment.

On December 29, 2023, the Securities and Exchange Commission declared effective SU Group’s Registration Statement on Form F-1. On January 26, 2024, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.0 per share, generating net proceeds of approximately US$3.0 million after deducting underwriting discounts and commissions and offering expenses.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”). Since December 2019, SU Investment became the holding company of Shine Union and Fortune Jet. Effective on April 16, 2021, upon the transfer of all equity ownership of SU Investment to the Company, it became the ultimate holding company of SU Investment, Shine Union and Fortune Jet, which were all controlled by the same shareholder before and after the Reorganization.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2025 and the results of its operations and its cash flows for the six months ended March 31, 2024 and 2025. The results for the six months ended March 31, 2025 are not necessarily indicative of results to be expected for the year ending September 30, 2025, any other interim periods, or any future year or period. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of and for the year ended September 30, 2024 and notes thereto also included herein.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Principal of consolidation

The unaudited condensed consolidated financial statements include the unaudited condensed financial statements of the Company and all the subsidiaries of the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interests represent the portion of the net assets of a subsidiary attributable to interests that are not entitled by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented in the unaudited condensed consolidated statements of income as an allocation of the total profit or loss for the year between non-controlling shareholders and the shareholders of the Company.

(c)	Foreign currency translation and transactions

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currency of the Company and its subsidiaries is HK$, based on the criteria of Accounting Standards codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at end of the reporting period. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of income. The equity denominated in currency other than the functional currency is translated at the historical rate of exchange at the time of capital contribution.

No foreign currency translation adjustments were made for the six months ended March 31, 2024 and 2025.

(d)	Convenience translation

The unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2025 have been translated into U.S. dollars (“US$”) solely for the convenience of the readers. The translation has been made at the rate of US$1.00 = HK$7.7787, representing the close rate on March 31, 2025 as set forth in the statistical release of Yahoo.com. No representation is made that the HK$ amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rates.

(e)	Use of estimates and assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the unaudited condensed financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include allowance for credit loss related to trade receivables and contract assets and revenue recognition. The use of estimates is an integral component of the financial reporting process. Actual results could differ from those estimates.

(f)	Fair values of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure the fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and exchange rates. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value measurements are based on a fair value hierarchy, based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets and liabilities; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other assets, investment in key management insurance policy, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities. The carrying amounts of cash and cash equivalents, trade receivables, deposits and other receivables included in prepaid expenses and other assets, amounts due from related parties, trade payables, notes payables, other payables, operating lease liabilities, and other liabilities approximate their fair values due to the short-term maturities. Investment in key management insurance policy is measured at fair value using unobservable inputs which is positively correlated to the surrender cash value and categorized in Level 3 of the fair value hierarchy.

(g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)	Trade receivables, net

Trade receivables, net are stated at the original amount less an allowance for credit loss. Trade receivables are recognized in the period when the Group has delivered goods or rendered services to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 0 to 90 days.

The allowance for doubtful accounts reflects the Group’s best estimate of expected losses. Before October 1, 2023 the Group determines the allowance for doubtful accounts based on an assessment of historical collection activity, the current business environment and forecasts that may affect the customers’ ability to pay. From October 1, 2023, the Group determines the expected credit loss provisions based on ASU 2016-13 Financial Instruments - Credit Losses (“ASC 326”): Measurement of Credit Losses on Financial Instruments, detailed as Note 2(i).

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)	Expected credit loss

The Group adopted the accounting standards update of ASC 326 and several associated ASUs related to the measurement of credit losses on October 1, 2023 using a modified retrospective approach. The retrospective adjustment on the retained earnings as of October 1, 2023 was HK$1.1 million.

The Group’s trade receivables, contract assets, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related trade receivables, contract assets, other current assets, and other non-current assets which include size, type of the goods or services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience and any recoveries, adjusted by correlated industrial and macroeconomic forward-looking factors, in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group’s trade receivables, contract assets, other current assets, and other non-current assets. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. Expected credit losses for trade receivables, contract assets, other current assets, and other non-current assets are recorded as selling, general and administrative expenses on the unaudited condensed consolidated statements of income.

(j)	Inventories

Inventories consist of spare parts and other materials and work-in-progress. Spare parts and other materials primarily comprise of components and parts for the security systems. Work-in-progress primarily comprises of certain costs incurred for installation of security systems that will be sold to customers, which are partially installed and have yet to meet the criteria for revenue recognition.

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving weighted average method and in the case of work-in-progress, comprises raw materials and other direct costs. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to disposal.

Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than their costs, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. Write-down of inventories of nil and HK$0.1 million was made for the six months ended March 31, 2024 and 2025, respectively.

(k)	Prepaid expenses and other assets

Prepaid expenses and other assets are mainly prepaid insurance, prepaid professional service fee, deposits for rental, utilities and items in daily operations, and employee advances. These amounts are refundable and bear no interest. Management reviews its prepaid expenses and other assets on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

(l)	Related party

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with an entity; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m)	Property and equipment, net

Property and equipment, net is stated at historical cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Items	Useful life
Building	25 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives
Motor vehicles	4 years
Furniture, fixtures and equipment	5 years
Equipment for leasing	8 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of income. Expenditures for maintenance and repairs are charged to unaudited condensed consolidated statements of income as incurred, while additions, renewals and betterments, which are expected to extend the useful lives of assets, are capitalized. The Group also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

(n)	Intangible assets, net

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its intangible assets. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly represented computer software. Computer software is classified as finite-lived intangible assets and amortized over its useful life of 5 years.

(o)	Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate that impairment may have occurred. Goodwill is carried at cost less accumulated impairment. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the unaudited condensed consolidated statements of income. Impairment losses on goodwill are not reversed.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Group has the opinion to assess qualitative factors to determine whether it is necessary to perform the two-step in accordance with ASC Topic 350, Intangibles — Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described below is required. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business acquisition with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being discounted cash flows.

No impairment of goodwill was made for the six months ended March 31, 2024 and 2025.

(p)	Deferred offering expenses

The Group capitalizes certain underwriting, legal, professional, and other third-party fees that are directly related to the IPO and follow-on offering, as deferred offering expenses until such IPO and follow-on offering are consummated. Upon consummation of the IPO and follow-on offering, these fees will be recorded in the stockholders’ equity as a reduction of additional paid-in capital generated from the offering. In the event the offering is aborted, deferred offering costs will be expensed. There were no deferred offering expenses as of September 30, 2024 and March 31, 2025.

(q)	Investment in key management insurance policy

The Group invests in a key management insurance policy which is a life insurance policy. The key management insurance policy is initially recognized at the amount of premium paid, and subsequently measured at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. Changes to the cash surrender value at end of each reporting period will be recognized in other income or other expenses in the unaudited condensed consolidated statements of income. Any gain or loss on the derecognition of the investment in the event of death of the insured person, the surrender of the policy, or upon the maturity of the policy, will be recognized in other income or other expenses in the unaudited condensed consolidated statements of income.

(r)	Impairment for long-lived assets

Long-lived assets such as property and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than that the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived asset by comparing the carrying value of the asset to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset.

No impairment of long-lived assets was recognized for the six months ended March 31, 2024 and 2025.

(s)	Notes payables

Notes payables represent outstanding bills with bank, mainly consist of outstanding letter of credit, import bills acceptance, and trust receipt. Notes payables are non-interest bearing and generally mature within six months.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines that it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(u)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of this Accounting Standards Update (“ASU”) allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and consideration is probable of substantially collection.

The Group derives its revenues principally from providing security-related engineering services, and security guarding and screening services.

Revenue recognition policies for each type of revenue stream are as follows:

Security-related engineering services

The Group offers security-related engineering services to customers, and signs project contracts with them. The contracts typically comprise one or multiple arrangements, such as: i) supplies of security systems and products, provision of installation, and related maintenance services; ii) supplies of security systems and products only; or iii) maintenance services only.

The Group determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Group’s commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The Group has identified that the supply of security systems and products with the installation services are a combined performance obligation, as they are interdependent and interrelated services as one promise to the customer. The Group also determines that the related maintenance services are distinct and represent a separate performance obligation.

The transaction price of a contract containing multiple performance obligations is allocated to the separate performance obligations on a relative standalone selling price basis, which is determined using observable inputs, such as standalone sales of the maintenance services and historical contract pricing. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price taking into account available information such as internally approved pricing guidelines related to the performance obligations.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group recognizes revenues when (or as) it satisfies the performance obligation by transferring a promised product and/or service to a customer. Revenues from supplying security systems and products and installation services are recognized at a point in time when the legal title and control of the products and services has been transferred, being when the products are delivered and services are rendered, and accepted by the customer, there is no unfulfilled obligation that could affect the customers’ acceptance of the products and services, and it is highly probable that a significant reversal will not occur. The Group recognizes revenue from the maintenance services ratably over the term of the arrangement, because the customer simultaneously receives and consumes the benefits provided by the Group.

In addition, the Group provides equipment leasing to the customers with use of dedicated security-related systems and equipment for contractual periods. The Group assesses the equipment leasing arrangements under ASC Topic 842, Leases (“ASC 842”). Revenues are recognized on a straight-line basis over the lease period, usually 2 to 3 years.

Customers related to security-related engineering services generally make the payment monthly or quarterly, in accordance with the contract terms, except for the payment related to the supply of security systems and products which is payable upon customer’s acceptance.

Security guarding and screening services

The Group enters into contracts with customers to provide security guarding services, by dispatching security guards with corresponding abilities and qualifications on demand, to fulfill the customers’ needs such as securing and guarding physical properties by, among other things, conducting patrols, entrance guarding, access control and alarm monitoring and response such as fire and gas detection, burglary detection and emergency management such as first aid service and communication and evacuation. The Group also offers security guarding services targeted at crowd coordination and management.

The Group also enters into contracts with customers to provide security screening services, by dispatching certified screeners to the premises of the customers. The Group’s screening services include the detection of explosives, incendiary devices in air cargo consignment and detection of dangerous goods for safety purpose through the operation of threat detection system by the screeners.

The Group identifies one performance obligation in security guarding and screening services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the customers, which is to provide security guards and screeners in accordance with the demand orders.

Since the customer simultaneously receives and consumes the benefits as the dispatched security guards and screeners perform the services, revenue from security guarding and screening services is recognized over the contractual term, starting from the date that the Group’s services are made available to the customers. The contracts have a transaction price that includes a fixed consideration and a variable consideration that is charged based on ad-hoc overtime work demanded, less any deduction due to absence. The considerations are reconciled with customers monthly before billing. For variable considerations, the Group uses the practical expedient that allows it to recognize revenue in the amount to which the Group has a right to invoice.

In addition to the abovementioned security guarding and screening services, the Group also offers various types of related vocational training courses. The fees are usually billed and paid in advance before commencement of the training. Revenues are recognized at the course fees over time during the training course period, usually within several days.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue for the six months ended March 31, 2024 and 2025:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
By revenue type
Security-related engineering services
Security systems and products and installation	43,719,185	54,123,745
Security systems maintenance services	9,861,830	10,941,037
Equipment leasing	2,628,120	2,321,530

	56,209,135	67,386,312
Security guarding and screening services
Security guarding services	29,206,933	33,454,343
Screening services	4,740,771	5,330,615
Related vocational training services	1,688,776	1,741,110

	35,636,480	40,526,068

Total	91,845,615	107,912,380

By timing of revenue recognition
Security-related engineering services
Goods and services transferred at a point in time	43,719,185	54,123,745
Services rendered over time	12,489,950	13,262,567
	56,209,135	67,386,312
Security guarding and screening services
Goods and services transferred at a point in time	—	—
Services rendered over time	35,636,480	40,526,068
	35,636,480	40,526,068
Total	91,845,615	107,912,380

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to the customers. Trade receivables represent amounts invoiced when the Group has satisfied its performance obligations and has the unconditional right to payment. Contract assets are primarily unbilled trade receivables that are conditional on something other than the passage of time, and the Group reviews the contract assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

As of September 30, 2024 and March 31, 2025, contracts assets amounted to HK$6,443,947 and HK$18,038,502, respectively. HK$5,761,309, or 31.9%, of the contract assets as of March 31, 2025 have been subsequently realized as of the date of this report, and the remaining balance is expected to be utilized within 1 year from March 31, 2025. Provision was made for credit loss of contract assets for the six months ended March 31, 2024 were HK$283,000. Reversal of provision was made for credit loss of contract assets for the six months ended March 31, 2025 were HK$110,000.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers the promised goods or services to the customer, the Group presents the amount as a contract liability when the payment is received or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer the promised goods to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Contract liabilities were HK$27,801,257 and HK$15,020,377 as of September 30, 2024, and March 31, 2025, respectively. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Revenue recognized during the six months ended March 31, 2025, respectively, relating to contract liabilities as of October 1, 2024 was HK$22,285,220.

SU GROUP HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(v)	Cost of revenues

Cost of revenues mainly consists of cost of goods sold, employee benefit expense of direct labor, depreciation, subcontracting fee, transportation fee, travelling expenses, freight charge, course expenses, sample, uniform, insurance for direct labor, and write-down of obsolete inventories.

(w)	Selling, general and administrative expenses

Selling, general and administrative expenses mainly represented employee benefit expense of directors, officers, and sales and administrative staff, rental, depreciation, legal and professional service fees, and other corporate expenses. Research and development expenses relating to improving development efficiency and quality of the Group’s products and services are expensed as incurred. No research and development expenses were recognized for the six months ended March 31, 2024 and 2025.

(x)	Employee benefits

Employee benefits include employees’ leave entitlements, bonus entitlements, and pension obligations, other than those expenses arising from basic salaries as a result of services rendered by the Group’s employees.

Employees’ entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by the employees up to the end of the reporting period. Employee entitlements to sick leave and maternity or paternity leave are not recognized until the time of leave.

Bonus entitlements are recognized as a liability at its expected cost when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

Regarding pension obligations, the Group participates in defined contribution retirement benefit plans which are available to all relevant employees in Hong Kong. These plans are generally funded through payments to schemes established by publicly or privately administered funds. A defined contribution plan is a pension plan under which the Group pays contributions on mandatory, contractual or voluntary basis into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current period. The Group’s contributions to the defined contribution plans are expensed.

(y)	Leases

Classification for leases under which the Group is a lessor is evaluated at lease commencement and leases not classified as sales-type leases or direct financing leases are classified as operating leases. Leases qualify as sales-type leases if the contract includes either transfer of ownership clauses, certain purchase options, a lease term representing a major part of the economic life of the asset, or the present value of the lease payments and residual guarantees provided by the lessee exceeds substantially all of the fair value of the asset. Additionally, leasing an asset so specialized that it is not deemed to have any value to the Group at the end of the lease term may also result in classification as a sales-type lease. Leases qualify as direct financing leases when the present value of the lease payments and residual value guarantees provided by the lessee and unrelated third parties exceeds substantially all of the fair value of the asset and collection of the payments is probable.

Classification for leases under which the Group is a lessee is evaluated at lease commencement as finance or operating leases. Leases qualify as finance leases if the lease transfers ownership of the asset at the end of the lease term, the lease grants an option to purchase the asset that the Group is reasonably certain to exercise, the lease term is for a major part of the remaining economic life of the asset, or the present value of the lease payments exceeds substantially all of the fair value of the asset. Leases that do not qualify as finance leases are deemed to be operating leases. At lease commencement the Group records a lease liability which is measured as the present value of the lease payments and a right-of-use (“ROU”) asset which is measured as the amount of the lease liability and any initial direct costs incurred. The Group applies the rate implicit in the lease, if available, as a discount rate to determine the present value of the lease payments. If the rate implicit in the lease is not known, the Group uses a discount rate reflective of the incremental borrowing rate. In the unaudited condensed consolidated statements of income, operating leases are expensed through rent expense while financing leases are expensed through amortization and interest expense.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases — the Group as lessor

The Group’s lease arrangements are all operating leases which typically have a maturity of 2 to 3 years. Initial direct costs incurred by the Group in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in the unaudited condensed consolidated statements of income over the lease term on the same basis as equipment leasing income. See Note 2(u) for the accounting policy for revenue from equipment leasing.

Leases — the Group as lessee

The Group owns leasehold land in Hong Kong and lease training center, offices, workshops, warehouse, and carparking spaces, which are classified as operating leases in accordance with ASC 842. Under ASC 842, the Group as a lessee is required to recognize the following for all leases (with the exception of short-term leases, usually with initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) ROU asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Group recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. No impairment of ROU assets was recognized for the six months ended March 31, 2024 and 2025.

The Group elected the practical expedient to account for leases with lease terms which end within 12 months of the initial date of application as short-term leases. The lease payments for short-term leases are recognized on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

(z)	Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax is provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. It is calculated using tax rates that have been enacted or substantively enacted at end of the reporting period.

Deferred tax is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interests incurred related to underpayment of income tax are classified as income tax expense in the period incurred. For the six months ended March 31, 2024 and 2025, no penalties and interests were incurred related to underpayment of income tax. Hong Kong Profits Tax returns filed in 2018 to 2024 are subject to examination by any applicable tax authorities.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aa)	Government grants

Government grants are recognized at their fair values when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants that compensate the Group for expenses incurred are recognized in other income on the unaudited condensed consolidated statements of income on a systematic basis in the same periods in which the expenses are recognized. When the grant relates to an asset, the fair value is deducted against the carrying amount of the assets. The Group recognized government grants of nil and HK$9,824 for the six months ended March 31, 2024 and 2025, respectively.

(ab)	Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2024 and 2025, there were no dilutive shares.

(ac)	Representative’s Warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter warrants for 62,500 ordinary shares and are exercisable on a cashless basis. The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company accounts for its warrants as equity that meet all of the criteria (i) require physical settlement or net-share settlement or (ii) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance and subsequent changes in fair value are not recognized as long as the warrants continue to be classified as equity.

(ad)	Share-based Compensation

Share-based payment transactions with employees are measured based on the grant-date fair value of the equity instrument. For the awards with graded vesting, that is with multiple vesting dates and with only service conditions, the Group elects to recognize the awards on a straight-line basis for the entire award (that is, over the requisite service period of the last separately vesting portion of the award). The amount of compensation cost recognized at any date is at least equal the portion of the grant-date value of the award that is vested at that date. For grant of restricted shares, the fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation is recognized as expense under selling, general and administrative expenses on the unaudited condensed consolidated statements of income. The Group elects to recognize forfeitures when they occur.

(ae)	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including security-related engineering services business and security guarding and screening services business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the Hong Kong, no geographical segments are presented.

(af)	Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures, which requires that an entity report segment information in accordance with Topic 280, Segment Reporting. The amendment in the ASU is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its unaudited condensed consolidated financial statements which is expected to result in enhanced disclosures.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of the new standard on its unaudited condensed consolidated financial statements which is expected to result in enhanced disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of income, and unaudited condensed consolidated statements of cash flows.

NOTE 3. TRADE RECEIVABLES, NET

Trade receivables, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Trade receivables	27,928,480	31,242,732
Less: allowance for credit loss	(6,077,000)	(6,390,000)
	21,851,480	24,852,732

The Group recorded provision for allowance for credit loss of trade receivables of HK$64,000 and HK$313,000 for the six months ended March 31, 2024 and 2025, respectively.

Movement of provision for allowance for credit loss of trade receivables is as follows:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Balance at beginning of the period	8,347,208	6,077,000
Retrospective adjustment upon adoption of ASC 326	947,792	—
Provision for the period	64,000	313,000
Balance at end of the period	9,359,000	6,390,000

NOTE 4. CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Contract assets	7,193,947	18,678,502
Less: allowance for credit loss	(750,000)	(640,000)
	6,443,947	18,038,502

The Group recorded provision for allowance for credit loss of contract assets of HK$283,000 for the six months ended March 31, 2024. The Group recorded reversal of provision for allowance for credit loss of contract assets of HK$110,000 for the six months ended March 31, 2025.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. CONTRACT ASSETS, NET (cont.)

Movement of provision for allowance for credit loss of contract assets is as follows:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Balance at beginning of the period	307,040	750,000
Retrospective adjustment upon adoption of ASC 326	382,960	—
Provision (Reversal) for the period	283,000	(110,000)
Balance at end of the period	973,000	640,000

NOTE 5. INVENTORIES

Inventories consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Spare parts and other materials	3,539,223	4,333,059
Work-in-progress	44,074,158	25,579,918
	47,613,381	29,912,977

NOTE 6. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consisted of the following:

		As of September 30,	As of March 31,
		2024	2025
		HK$	HK$
Prepaid marketing expenses – current	(A)	3,286,530	—
Prepaid marketing expenses – non-current	(A)	1,917,143	—
Prepayment for purchase of intangible assets – non-current	(B)	2,000,000	2,000,000
Other prepaid expenses – current	(C)	828,973	1,683,342
Other prepaid expenses – non-current		—	400,000
Deposits – current	(D)	823,201	809,100
Deposits – non-current	(D)	545,680	545,680
Others		75,172	40,500
		9,476,699	5,478,622
Prepaid expenses and other assets – current		5,013,876	2,532,942
Prepaid expenses and other assets – non-current		4,462,823	2,945,680
		9,476,699	5,478,622

(A)	Mainly related to marketing activities which are used to promote and market the Group’s brand name as steps to expand the business.

(B)	Mainly consist of fees prepaid for system development which are used to improve internal working efficiency. The service provider was reviewing the enterprise resource planning system being used by the Group, and will propose improvement suggestion.

(C)	Mainly consist of prepayments for insurance including directors and officers liability insurance and various insurance for daily operations such as contractors’ all risk insurance, office package insurance, and group medical insurance.

(D)	Deposits consist of deposits paid to utility service providers such as power and water supplies, landlords of the leased properties, and management offices of the leased or owned properties. The deposits are refundable upon termination or expiry of corresponding services and rental.

No provision was made for credit loss of other assets for the six months ended March 31, 2024 and 2025.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Building	565,000	565,000
Leasehold improvements	1,009,886	1,009,886
Motor vehicles	1,435,700	2,051,267
Furniture, fixtures and equipment	60,400	—
Equipment for leasing	14,510,730	9,281,580
Less: accumulated depreciation	(8,695,481)	(5,941,080)
Property and equipment, net	8,886,235	6,966,653

Depreciation expenses were HK$869,104 and HK$905,575 for the six months ended March 31, 2024 and 2025, respectively.

Losses on disposal of property and equipment were HK$636,289 and HK$1,772,107 for the six months ended March 31, 2024 and 2025, respectively, mainly due to certain X-ray machines disposed upon the termination of rental equipment agreements during the six months ended March 31, 2024 and 2025.

No impairment loss was made for property and equipment for the six months ended March 31, 2024 and 2025.

NOTE 8. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Computer software	652,000	652,000
Less: accumulated amortization	(383,500)	(420,700)
Intangible assets, net	268,500	231,300

Amortization expenses were HK$42,500 and HK$37,200 for the six months ended March 31, 2024 and 2025, respectively.

Future estimated amortization expenses are disclosed as follows:

Twelve months ending March 31,	HK$
2026	74,400
2027	62,316
2028	45,400
2029	45,400
2030	3,784
231,300

No impairment loss was made for intangible assets for the six months ended March 31, 2024 and 2025.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. INVESTMENT IN KEY MANAGEMENT INSURANCE POLICY

The Group entered into a key management insurance policy for the founder to secure that the operation of the Group will not be affected by the death and loss of position of the founder. The fair value of the investment in key management insurance policy is determined at end of each reporting period at the cash surrender value that could be realized under the insurance policy, which is primarily based on the guaranteed cash value stated on the annual statement from the insurance company. The fair value measurement of the investment in key management insurance policy has been categorized as Level 3 based on the inputs to the valuation technique used and is positively correlated to the surrender cash value.

		For the Years Ended September 30,	As of March 31,
		2024	2025
		HK$	HK$
Balance at beginning of the year		1,157,520	1,157,520
Change in fair value recognized in the unaudited condensed consolidated statements of income	(A)	—	142,380
Balance at end of the year		1,157,520	1,299,900

(A)	The change in fair value was not material for the year ended September 30, 2024.

NOTE 10. LEASES

The Group as lessor

The Group acts as a lessor of dedicated security-related systems and equipment, and recorded the income from the leases as revenues in the unaudited condensed consolidated statements of income. Equipment leasing income was HK$2,628,120 and HK$2,321,530 for the six months ended March 31, 2024 and 2025, respectively.

The leases are classified as operating leases, which have remaining terms of 1 to 35 months. The equipment leasing income is recognized on a straight-line basis over the lease term.

Assets leased under operating leases are included in property and equipment, net in the unaudited condensed consolidated balance sheets and depreciated over its estimated useful life. It had a cost of HK$14,510,730 and HK$9,281,580 as of September 30, 2024 and March 31, 2025, respectively, and accumulated depreciation associated with these assets was HK$6,750,528 and HK$4,027,120 as of September 30, 2024 and March 31, 2025, respectively. Depreciation expense amounted to HK$784,994 and HK$711,225 for the six months ended March 31, 2024 and 2025, respectively.

There were no variable lease conditions or purchase options.

The Group as lessee

The Group leases land use rights in Hong Kong, and leases training center, offices, workshops, warehouse, and carparking spaces under operating leases with terms ranging from 1 to 4 years. For the lease of land, the Group signed an agreement on November 8, 2007 for leasing the land use rights associated with a parcel of land, on which the Group’s workshop is located. Payments were made upfront to obtain the leased land from the owner with a lease period of 55 years.

The Group considers those termination options that are reasonably certain not to be exercised in the determination of the lease term and initial measurement of ROU assets and lease liabilities. Leases with initial term of 12 months or less are short-term leases not recorded on the unaudited condensed consolidated balance sheets. Lease expenses for short-term leases are recognized on a straight-line basis over the lease term.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. LEASES (cont.)

The table below presents the operating leases related assets and liabilities recorded on the unaudited condensed consolidated balance sheets:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Operating lease ROU assets, net	5,496,985	4,543,234
Operating lease liabilities – current	1,935,187	1,580,205
Operating lease liabilities – non-current	3,004,974	2,380,571
	4,940,161	3,960,776

The weighted average remaining lease terms and discount rates for the operating leases were as follows:

	As of September 30,	As of March 31,
	2024	2025
Weighted average remaining lease term (years)	8.28	9.01
Weighted average discount rate	6.20%	6.15%

A summary of lease expenses recognized in the Group’s unaudited condensed consolidated statements of income and supplemental cash flow information related to operating leases is as follows:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Operating lease expenses excluding short-term lease expense	483,000	1,097,367
Operating cash flows used in operating leases	471,900	1,123,000
Short-term lease cost	561,576	209,719

The following is a schedule, by year, of maturities of operating lease liabilities as of March 31, 2025:

Twelve months ended March 31,	HK$
2026	1,778,000
2027	1,176,000
2028	1,176,000
2029	196,000
Total lease payments	4,326,000
Less: imputed interest	(365,224)
Present value of operating lease liabilities	3,960,776
Less: operating lease liabilities – non-current	(1,580,205)
Operating lease liabilities – current	2,380,571

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. OTHER PAYABLES

Other payables consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Rental deposit received – current	1,431,999	1,305,069
Rental deposit received – non-current	1,340,016	1,362,306
Accrued expenses	2,067,508	131,914
	4,839,523	2,799,289
Other payables – current	3,499,507	1,436,983
Other payables – non-current	1,340,016	1,362,306
	4,839,523	2,799,289

NOTE 12. ACCRUED PAYROLL AND WELFARE

Accrued payroll and welfare consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Employees	7,840,455	7,076,380
Accrued paid time leave	741,481	851,000
Mandatory provident fund	459,006	494,364
	9,040,942	8,421,744

NOTE 13. BANKING FACILITIES

A subsidiary of the Group entered into a banking facility agreement with CMB Wing Lung Bank Limited, pursuant to which the subsidiary is entitled to trade facilities of HK$20.0 million and HK$9.0 million as of September 30, 2024, and March 31, 2025, respectively. The facilities were secured by a property owned by the subsidiary and a property jointly owned by the founder of the Company and his family member, and jointly guaranteed by the founder of the Company and his family member as of September 30, 2024 (see Note 21). The facilities are secured by a property owned by the subsidiary, a deposit placed in the bank by the subsidiary or the Company, and a corporate guarantee by the Company as of March 31, 2025. The banking facilities include letter of credit, trust receipt, invoice financing, letter of guarantee, and corporate credit card facilities. As of September 30, 2024 and March 31, 2025, the Group had utilized HK$2,355,023 and HK$631,973, respectively. The unutilized banking facilities were HK$17,644,977 and HK$8,368,027 as of September 30, 2024 and March 31, 2025, respectively.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. EQUITY

Ordinary shares

The Company’s authorized share capital is HK$7,500,000 divided into 750,000,000 ordinary shares of par value HK$0.01 each. On March 11, 2021 and April 16, 2021, the Company issued 1 and 949 ordinary shares to its then shareholder, respectively. With the effect of resolutions passed by board of directors on February 27, 2023 and June 20, 2023, 9,000 and 11,990,000 ordinary shares were issued with a par value of HK$0.01, respectively. The issuances were considered as being part of the Reorganization of the Group and was retrospectively applied as if the transaction occurred at beginning of the period presented.

On April 29, 2021, the Company entered into a subscription agreement (the “Subscription Agreement”) with its existing shareholder and two investors (together the “Subscribers”). Pursuant to the Subscription Agreement, the Company has allotted and issued 50 shares in aggregate to the Subscribers at a cash consideration of HK$160,000 per ordinary share. A total of HK$8.0 million was received by the Company.

On January 26, 2024, the Company consummated the initial public offering of 1,250,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds of US$5.0 million before deducting underwriting discounts and commissions and offering expenses totaling HK$14,713,303. The net proceeds from the initial public offering were HK$24,286,697. The Company have granted a 30-day option to the representatives of the underwriters to purchase up to an additional 187,500 ordinary shares (the “over-allotment”). The over-allotment was not exercised after the 30-day period.

On April 26, 2024, the Company entered into a service agreement (the “Service Agreement”) with Chengdu Xiaohou Information Technology Limited (the “Service Provider”). Pursuant to the Service Agreement, the Company has allotted and issued 397,500 shares to the Service Provider as a service fee for providing market research consultancy services.

On December 9, 2024, the Company granted restricted shares of in aggregate 600,000 pursuant to an equity incentive plan (the “2024 Plan”) (Note 18), of which 200,000 were vested on December 9, 2024, 200,000 will be vested on December 9, 2025, and 200,000 will be vested on December 9, 2026. The fair value of the 600,000 restricted shares as of December 9, 2024 was US$936,000. 200,000 restricted shares have been issued during the six months ended March 31, 2025.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. EQUITY (cont.)

Shares subscription receivables

Shares subscription receivables represent the receivables for the issuance of ordinary shares of the Company and is reported as a deduction of equity and presented on a retroactive basis. It has no payment terms nor any interest receivable accrual. The shares subscription receivables of HK$90 as of September 30, 2024 was fully settled during the six months ended March 31, 2025.

Representative’s Warrants

Upon the closing of IPO in January 2024, the Company issued to the representative of the underwriter warrants to purchase 62,500 of the Company’s ordinary shares (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to US$4.00 per warrant and are exercisable at any time or from time to time beginning July 23, 2024 and ending at or before 5:00 p.m., Eastern time, January 23, 2029. The Warrant are also exercisable on a cashless basis. None of the Representative’s Warrants were exercised as of September 30, 2024 and March 31, 2025.

The fair value of the Representative’s Warrants, using the Black-Scholes-Merton Model on the date of issuance was US$116,815. The key inputs into the Black-Scholes-Merton Model variables were as follows at measurement date:

	January 26, 2024
Stock price	US$	3.52
Risk-free interest rate		4.04%
Volatility		62.34%
Exercise price	US$	4.00
Dividend yield		—

The following table summarizes the Company’s activities and status of the Representative’s Warrants:

	Number of Warrant	Weighted Average Exercise Price		Weighted Average Remaining Term (Years)
Outstanding as of September 30, 2024	62,500	US$	4.00	4.3
Exercised	—		—	—
Forfeited or expired	—		—	—
Outstanding as of March 31, 2025	62,500	US$	4.00	3.8

NOTE 15. CAPITAL CONTRIBUTIONS

During the six months ended March 31, 2024 and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$762,688 and nil, respectively, to the Company.

NOTE 16. DIVIDEND DECLARATION

During the six months ended March 31, 2024 and 2025, no dividends were declared by the Group to its shareholders

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no withholding tax will be imposed.

British Virgin Islands

Under the current laws of the BVI, an entity incorporated in the BVI are not subject to tax on income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations in Hong Kong, a company with trading activities in Hong Kong is subject to Profits Tax within Hong Kong at the applicable tax rate on its assessable profits. In March 2018, the Hong Kong government introduced a two-tiered Profits Tax rate regime by enacting the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”). Under the two-tiered Profits Tax rate regime, the first HK$2.0 million of assessable profits of qualifying entity is taxed at 8.25% and the remaining assessable profits at 16.5%. The Ordinance is effective from the year of assessment 2018/19. According to the relevant policy, if no election of the qualifying entity has been made, the whole of the taxpaying entity’s assessable profits will be chargeable to the Profits Tax at the rate of 16.5%. The Group had elected Shine Union to have its qualifying profits of HK$2.0 million charged at half rate. Under the current laws of Hong Kong, payments of dividends are not subject to withholding tax.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2025, the Group did not have any significant unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended March 31, 2024 and 2025, the Group did not have any significant interest or penalties related to potential underpaid income tax expenses. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

Income tax expenses consisted of the following:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Current income tax expenses	1,322,227	795,535
Deferred income tax benefit	(346,058)	(435,768)
Income tax expenses	976,169	359,767

Income (loss) before income tax expenses for the six months ended March 31, 2024 and 2025 is attributable to the following geographic locations:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Hong Kong	7,124,061	4,514,297
Foreign	3,975,977	(8,681,998)
Income before income tax expenses	11,100,038	(4,167,701)

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. INCOME TAX (cont.)

The tax on the Group’s income before income tax expenses differs from the theoretical amount that would arise using the enacted tax rate of the companies comprising the Group can be reconciled as follows:

		For the Six Months Ended March 31,
		2024	2025
		HK$	HK$
Income tax expenses calculated at Hong Kong Profits Tax rate		1,831,508	(687,672)
Income not taxable for tax purposes		(1,268,395)	(104,596)
Expenses not deductible for tax purposes	(A)	598,351	11,082
Prior year true up		(20,295)	(197,255)
Effect of preferential tax rates in Hong Kong		(165,000)	(165,000)
Impact of different tax rates in other jurisdictions		—	1,503,208
Income tax expenses		976,169	359,767

(A)	Mainly relate to non-deductible listing expenses.

Deferred tax assets and liabilities, net consisted of the following:

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Deferred tax assets:
Decelerated tax depreciation of property and equipment	18,447	—
Provision for allowance for credit loss	1,126,455	1,159,950
Operating lease liabilities	770,659	653,528
Total deferred tax assets	1,915,561	1,813,478
Net off against deferred tax liabilities	(1,707,859)	(1,601,725)
Net deferred tax assets	207,702	211,753

Deferred tax liabilities:
Accelerated tax depreciation of property and equipment	(1,368,917)	(948,197)
Operating lease ROU assets, net	(770,659)	(653,528)
Total deferred tax liabilities	(2,139,576)	(1,601,725)
Net off against deferred tax assets	1,707,859	1,601,725
Net deferred tax liabilities	(431,717)	—

A reconciliation of the movement in the beginning and ending net deferred tax assets (liabilities) is as follows:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Balance at beginning of the period	(50,156)	(224,015)
Deferred income tax benefit	346,058	435,768
Balance at end of the period	295,902	211,753

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. SHARE-BASED COMPENSATION

On November 18, 2024, the Company adopted the 2024 Plan which enables the Group to attract and retain services of the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, officers, directors and external persons, and to promote the success of the business of the Company and other members of the Group. The maximum aggregate number of options, restricted shares, restricted share units and shares that may be issued under the 2024 Plan will be equal to 1,000,000 ordinary shares of the Company.

During the six months ended March 31, 2025, the Group granted 600,000 restricted shares to personnel under the 2024 Plan, of which 200,000 restricted shares have been vested during the six months ended March 31, 2025. The vesting condition requires the grantees to provide continuing service from the date of grant through each vesting date which are December 9, 2024, 2025, and 2026.

The fair value of share-based awards was determined based on the market price of the Group’s common stock at the date of grant. The share-based compensation of HK$2.4 million was recognized as expense under selling, general and administrative expenses on the unaudited condensed consolidated statements of income during the six months ended March 31, 2025.

As of March 31, 2025, unrecognized compensation expense amounted to HK$4.9 million which will be recognized over a weighted average period of 1.7 years.

NOTE 19. CONCENTRATIONS

Credit risk

As of September 30, 2024 and March 31, 2025, HK$52,319,608 and HK$40,918,658 of the Group’s cash was on deposit at financial institutions in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is HK$500,000 for each financial institution. Accordingly, the Group’s total unprotected cash held in banks amounted to HK$49,978,752 and HK$36,778,314 as of September 30, 2024 and March 31, 2025, respectively.

Customer concentration risk

One customer represented more than 10% of the Group’s revenues for the six months ended March 31, 2025. No customers represented more than 10% of the Group’s revenues for the six months ended March 31, 2024.

No customers represented more than 10% of the Group’s trade receivables, net as of September 30, 2024 and March 31, 2025.

Supplier concentration risk

Two suppliers represented 19.6% and 16.5% of the Group’s purchases for the six months ended March 31, 2025. Two suppliers accounted for 19.0% and 17.4% of the Group’s trade and notes payables as of March 31, 2025.

Five suppliers represented 15.3%, 15.0%, 14.8%,13.8%, and 10.2% of the Group’s purchases for the six months ended March 31, 2024.

Two suppliers accounted for 23.1% and 14.9% of the Group’s trade and notes payables as of September 30, 2024.

NOTE 20. COMMITMENTS AND CONTINGENCIES

Commitments

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the unaudited condensed consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Group does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with the Group.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. COMMITMENTS AND CONTINGENCIES (cont.)

The following table sets forth the Group’s future minimum contractual obligations as of March 31, 2025:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		—	—	—
Non-cancellable purchase contracts	(A)	17,132,995	17,132,995	—
Total		17,132,995	17,132,995	—

The following table sets forth the Group’s future minimum contractual obligations as of September 30, 2024:

		Payments due by period
		Total	Within 1 Year	Within 1-2 Years
		HK$	HK$	HK$
Operating lease payment – short-term leases		198,000	198,000	—
Non-cancellable purchase contracts	(A)	14,401,405	14,401,405	—
Total		14,599,405	14,599,405	—

(A)	Mainly refers to the target or minimum purchases from vendors pursuant to distributor agreements with certain vendors. The distributor agreements cover the period of 12 months.

Contingencies

Severance Payment and Long Service Payment

Employment Ordinance of the Laws of Hong Kong requires employers to assure the liability of severance payment if an employee who has been working for the employer for not less than 24 months under a continuous contract is, due to redundancy, dismissed, laid off, or upon expiry of a fixed-term employment contract. The ordinance also requires employers to assure the liability of long service payment if an employee who has been working for the employer for not less than 5 years under a continuous contract is dismissed, dies, resigns on ground of ill health or on or after 65 years old, or upon expiry of a fixed-term employment contract.

As of September 30, 2024 and March 31, 2025, the Group estimated its long service payment to be HK$1,321,956 and HK$643,000, respectively. The provision for long service payment as at September 30, 2024 and March 31, 2025 have been reflected in the unaudited condensed consolidated balance sheets as “other liabilities” under non-current liabilities.

No severance payment is provided since the Group has no plan to dismiss any staff due to redundancy, and therefore considers the possibility of meeting the criteria of making severance payment is remote.

Legal Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of September 30, 2024 and March 31, 2025, and through the issuance date of the unaudited condensed consolidated financial statements.

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group as of September 30, 2024 and March 31, 2025:

Name	Relationship
Mr. Chan Ming Dave	Founder, ultimate shareholder

Ms. Yam Fung Yee Carrie	Founder’s family member

Exceptional Engineering Limited	Shareholder who owned 61.72% and 60.83% of the equity interest of the Company as of September 30, 2024 and March 31, 2025, respectively

Leases from related parties

The Group has various agreements for the leases of offices and workshop, and warehouse owned by the founder and his family member. The terms of the agreements in effect as of September 30, 2024 state that the Group will continue to lease the property at a monthly rent of HK$70,500 with annual rental expense at HK$846,000. As of March 31, 2025, no leases from related parties were in effect.

The details of leases from related parties in effect as of September 30, 2024 are as below:

		Rent Period		Monthly
Lessee	Lessor	From	To	Rental
				HK$
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2024	October 15, 2024	37,500
Shine Union	Mr. Chan Ming Dave	April 1, 2024	March 31, 2025	13,000
Shine Union	Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie	April 1, 2024	March 31, 2025	20,000

The lease expenses charged by the above related parties during the six months ended March 31, 2024 and 2025 was HK$423,000 and HK$198,000, respectively.

As of September 30, 2024, and March 31, 2025, no operating lease ROU assets and operating lease liabilities of leases from related parties were recognized on the unaudited condensed consolidated balance sheets since all of these leases were short-term leases.

Guarantee/collateral provided by related parties

Mr. Chan Ming Dave and Ms. Yam Fung Yee Carrie provided guarantee for the banking facilities of a subsidiary as of September 30, 2024 (see Note 13). No guarantee was provided by related parties as of March 31, 2025.

Capital contributions

During the six months ended March 31, 2024 and 2025, the Company’s shareholder, Chan Ming Dave, made capital contributions of HK$762,688 and nil to the Company, respectively (see Note 15).

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted EPS for the years ended September 30, 2024 and for the six months ended March 31, 2025:

	As of September 30,	As of March 31,
	2024	2025
Numerator:
Numerator for basic and diluted earnings per share – net income (loss) attributable to the SU Group Holdings Limited’s shareholders (in HK$)	10,653,488	(4,527,468)

Denominator:
Denominator for basic and diluted net income per share – weighted average number of shares	13,027,752	13,770,577

Earnings (Losses) per share – basic and diluted (in HK$)	0.82	(0.33)

For the six months ended March 31, 2024 and 2025, the effects of all outstanding warrant have been excluded from the computation of diluted earnings per share as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net earnings (losses) per share as their inclusion would be anti-dilutive are as follows:

	For the Six Months Ended March 31,
	2024	2025
	HK$	HK$
Outstanding warrant	62,500	62,500

NOTE 23. SEGMENT REPORTING

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including security-related engineering services business and security guarding and screening services business. The Group’s CODM evaluates performance based on the operating segment’s revenues and their operating results.

The following tables present summary information by segment for the six months ended March 31, 2024 and 2025, and as of September 30, 2024 and March 31, 2025:

	For the Six Months Ended March 31, 2025
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	67,386,312	40,526,068	107,912,380
Cost of revenues	(51,146,038)	(34,807,579)	(85,953,617)
Gross profit	16,240,274	5,718,489	21,958,763

Depreciation	875,075	30,500	905,575
Amortization of intangible assets	22,700	14,500	37,200
Amortization of operating lease ROU assets	499,504	454,247	953,751
Total capital expenditures	—	250,000	250,000

SU GROUP HOLDINGS LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. SEGMENT REPORTING (cont.)

	For the Six Months Ended March 31, 2024
	Security-related engineering services	Security guarding and screening services	Total
	HK$	HK$	HK$
Revenues	56,209,135	35,636,480	91,845,615
Cost of revenues	(34,944,807)	(30,286,281)	(65,231,088)
Gross profit	21,264,328	5,350,199	26,614,527

Depreciation	854,229	14,875	869,104
Amortization of intangible assets	28,000	14,500	42,500
Amortization of operating lease ROU assets	74,230	366,024	440,254
Total capital expenditures	663,000	1,803,513	2,466,513

	As of September 30,	As of March 31,
	2024	2025
	HK$	HK$
Total assets:
Security-related engineering services	96,154,031	85,735,263
Security guarding and screening services	23,982,864	23,905,212
Unallocated assets	36,941,065	25,142,780
	157,077,960	134,783,255

NOTE 24. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the June 30, 2025 and, except for the events described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On April 1, 2025, a subsidiary of the Group renewed agreements for the leases of workshop and warehouse owned by the founder and his family member at a monthly rent of HK$33,000 in total. The rent periods are from April 1, 2025 to March 31, 2026.

On May 29, 2025, a subsidiary of the Group entered into an agreement for the leases of workshop and warehouse owned by the founder and his family member at a monthly rent of HK$13,000. The rent period is from June 1, 2025 to March 31, 2026.

On June 17, 2025, a subsidiary of the Group entered into three subcontracting contracts with a customer in relation to the expansion work of a hospital in Hong Kong. The total contract sum of the three contracts is approximately HK$89 million.